Exhibit 3.10

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF

SERIES D PREFERRED STOCK OF OMNICOMM SYSTEMS, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned Executive Vice President/Chief Financial Officer of OmniComm Systems, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, DOES HERBY CERTIFY that pursuant to the authority contained in the Corporation's Certificate of Incorporation, as amended, and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized Preferred Stock designed as Series D Preferred Stock as follows:

First: The Certificate of incorporation, as amended, of the Corporation authorizes the issuance of 250,000,000 shares of common stock. $0.001 par value per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and established any or all of the unissued shares of Preferred Stock, not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

SECOND: By approval of the Board of Directors of the Corporation at a duly organized meeting held on October 13, 2010, the Board of Directors designated 250,000 shares of the Preferred Stock as Series D Preferred Stock. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Series D Preferred Stock shall be as hereinafter described.

THIRD: Article Four of the Certificate of Incorporation of this Corporation is amended to include the following:

Series D Preferred Stock

The Corporation shall designate a series of preferred stock, consisting of 250,000 shares, as Series D Preferred Stock which shall have the following designations, rights and preferences (“Series D Preferred”):

1. Stated Value. The stated value of the Series D Preferred shall be $0.001 per share.

2. Dividends. The holders of Series D Preferred shall have no rights to receive dividend distributions or to participate in any dividends declared by the Corporation to or for the benefit of the holders of its common stock.

3. Conversions. The shares of Series D Preferred are not convertible into or exchangeable for any other security of the Corporation.

4. Redemption. Except as provided in Section 10, the Series D Preferred is not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such Series D Preferred. In the event any shares of Series D Preferred shall be redeemed pursuant to this section, the shares so redeemed shall automatically be canceled and returned to the status of authorized but unissued shares of preferred stock.

5. Voting Rights. Each share of Series D Preferred shall entitle the holder thereof to Four Hundred (400) votes, and with respect to such vote, shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of this Corporation, and shall be entitled to vote, together as a single class with holders of common stock and any other series of preferred stock then outstanding, with respect to any question or matter upon which holders of common stock that have the right to vote. Series D Preferred shall also entitle the holders thereof to vote the shares as a separate class as set forth herein and as required by law. In the event of any stock split, stock dividend or reclassification of the Corporation's common stock, the number of votes which attach to each share of Series D Preferred shall be adjusted in the same proportion as any adjustment to the number of outstanding share of common stock. Notwithstanding anything contained herein to the contrary, in connection with the election or removal of directors to or from the Corporation’s Board of Directors, the shares of Series D Preferred present at a meeting of the Corporation’s shareholders shall be voted in the same percentage as all voting shares voted for each director at such meeting.

6. Liquidation, Dissolution, Winding-Up. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of shares of the Series D Preferred then outstanding shall be entitled to receive before holders of shares of common stock receive any amounts, out of the remaining assets of the Corporation available for distribution to its stockholders, an amount equal to $0.001 per share.

7. Protective Provisions. So long as any shares of Series D Preferred are outstanding, this Corporation shall not without first obtaining the written approval of the holders of at least a majority of the voting power of the then outstanding shares of such Series D Preferred Stock (i) alter or change the rights, preferences or privileges of the Series D Preferred, or (ii) increase or decrease the total number of authorized shares of Series D Preferred Stock.

8. No Preemptive Rights. No holder of the Series D Preferred shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class.

9. Restrictions Upon Transfer.

(a) The holders of Series D Preferred shall not, directly or indirectly, Transfer (as defined below) any shares of Series D Preferred held by him/her/it and any such purported Transfer shall be of no force or effect and shall not be recognized by the Corporation. The Transfer restrictions contained in this Section 9 shall not apply to any Transfer by the holder of Series D Preferred subject to the rights of first refusal set forth in Section 9(c). The term “Transfer” or any derivation thereof, shall mean to give, sell, assign, pledge, encumber or otherwise dispose of, transfer or permit to be transferred.

(b) The following legend will be endorsed upon the certificate representing shares of Series D Preferred:

THE TRANSFERABILITY OF THE SHARES OF SERIES D PREFERRED REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE PROVISIONS OF THE CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES D PREFERRED STOCK OF OMNICOMM SYSTEMS, INC. FILED WITH THE STATE OF DELAWARE, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION, AND ANY TRANSFER OF SUCH SHARES OF SERIES D PREFERRED STOCK IN VIOLATION OF SUCH RESTRICTIONS IS VOID.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER SAID ACT OR (ii) DELIVERY TO THE CORPORATION OF AN OPINION OF COUNSEL, SATISFACTORY IN FORM AND SUBSTANCE TO THE CORPORATION, THAT SUCH REGISTRATION IS NOT REQUIRED FOR RESALE OF THESE SECURITIES.

(c) Transfer of Shares; Rights of First Refusal.

(i) In the event that a holder of Series D Preferred desires to Transfer any or all of his/hers/its shares of Series D Preferred (the “Offeror”), the Offeror shall first obtain a bona fide written offer from a prospective purchaser for such shares of Series D Preferred which the Offeror intends to accept (the “Offer”).

(ii) The Offer shall set forth the proposed aggregate purchase price for such shares of Series D Preferred (which must be a cash offer by the prospective purchaser), the name and address of the prospective purchaser, the date of proposed Transfer (which date shall be no less than forty-five (45) and no more than ninety (90) days from the date of the Offer) and all material terms and conditions upon which the proposed Transfer is to be made.

(iii) The Offeror shall deliver the Offer to the Corporation and the Corporation shall have thirty (30) days (the “Period”) after receipt of the Offer in which to notify the Offeror that the Corporation accepts the Offer upon the same terms and conditions set forth in the Offer and that the Corporation shall purchase all, but not less than all, of those shares of Series D Preferred offered by the Offeror in the Offer.

(iv) If the Corporation does not exercises its right of first refusal as set forth herein, the Offeror may proceed with the Transfer pursuant to Sections 9 (v) and (vi) below.

(v) If the Corporation does not exercises its right of first refusal as set forth herein, the Offeror shall be permitted to Transfer the shares of Series D Preferred to the prospective purchaser on the terms set forth in the Offer provided that such sale is consummated within sixty (60) days from the date of the Offer. If the Offeror fails to close such transaction within such sixty (60) day period, then the Offeror must again comply with the terms of this Section 9(c) prior to any Transfer of shares of Series D Preferred.

(vi) If the Corporation exercises its respective right of first refusal as set forth herein, the parties to the Transfer shall set the time for closing in connection with the purchase of such shares of Series D Preferred by the Corporation, which closing shall be at the principal office of the Corporation and held within ninety (90) days after the Offer is first received by the Corporation, but not earlier than the date of closing, if any, set forth in the Offer.

10. Redemption rights upon Death and Disability

(a) In the event of (A) death of a holder of Series D Preferred, (B) termination as a result of Disability (as defined herein) of a holder of Series D Preferred, (collectively the “Redemption Event”), then the Corporation shall have the option, but not the obligation, to redeem such holder’s Series D Preferred at a price per share (“Purchase Price”) equal to the purchase price per share of the Series D Preferred as determined in Section 10(c). "Disability" shall mean any mental or physical illness, condition, disability or incapacity which continues for a period of one hundred and eighty (180) days in any three hundred sixty (360) day period. In the event that any disagreement or dispute shall arise between the Company and the holder of Series D Preferred as to whether such holder suffers from any Disability, then, in such event, such holder shall submit to the physical or mental examination of a physician licensed under the laws of the State of Florida, who is agreeable to the Corporation and such holder, and such physician shall determine whether the holder suffers from any Disability. In the absence of fraud or bad faith, the determination of such physician shall be final and binding upon the Corporation and the holder.

(b) Corporation shall have sixty (60) days after the Redemption Event to notify the holder of Series D Preferred or the personal representative of the decedent holder of Series D Preferred, as the case may be, that the Corporation desires to purchase all or a portion of the shares of Series D Preferred from the holder of Series D Preferred Stock or personal representative of the decedent holder of Series D Preferred, as the case may be.

(c) In the event the Corporation notifies the holder of Series D Preferred or the personal representative of the decedent holder of Series D Preferred, as the case may be, that the Corporation will purchase all or a portion of the shares of Series D Preferred from the holder of Series D Preferred Stock or personal representative of the decedent holder of Series D Preferred, as the case may be, pursuant to this Section 10, the Purchase Price shall be determined by a third-party appraiser designated by the holder of

Series D Preferred or the personal representative of the decedent holder of Series D Preferred, as the case may be, and a third-party appraiser designated by the Corporation. The third-party appraisers shall be designated within ninety (90) days following the date of the Redemption Event, and a closing of the sale shall take place within twenty (20) business days’ following the third party’s’ determination of the Purchase Price. In the event the two third party appraisers are unable to agree upon a Purchase Price within thirty (30) days from the date they are designated, the Purchase Price shall be determined by a third third party appraiser who shall be designated by the mutual agreement of the third-party appraiser designated by the holder of Series D Preferred or the personal representative of the decedent holder of Series D Preferred, as the case may be, and a third-party appraiser designated by the Corporation, and the determination of the Purchase Price by the third third party appraiser shall be made within ten (10) days following the designation of the third third party appraiser.

(d) At the option of the Corporation, the Purchase Price may be paid (i) by the issuance of shares of the Corporation’s common stock, (ii) in three equal installments as set forth below, or (iii) a combination of common stock and three installments (as set forth below) as determined by the Corporation. In the event the Purchase Price is paid pursuant to 10(d)(ii) above, the Purchase Price shall be due and payable in three equal installments as follows: the first such installment shall be due at the closing which shall be within thirty (30) days from the date of the determination of the Purchase Price and the following two payments to be made on the first and second anniversary dates thereafter. The obligation shall be evidenced by a promissory note bearing interest at The Wall Street Journal prime rate plus 1% at the date of closing with interest payable quarterly. The promissory note shall provide that the maker shall have the right of prepaying all or any part thereof at any time without penalty, with interest to the date of prepayment, and that a default in the payment of any installment due under the promissory note shall cause any remaining unpaid balance to become due and payable forthwith. The default interest rate shall be 18% per annum simple interest accrued daily based on a 360 day year.

(e) In the event any shares of Series D Preferred shall be redeemed pursuant to this Section 10 or purchased by the Corporation pursuant to Section 9, the shares of Series D Preferred so redeemed or purchased shall automatically be canceled and returned to the status of authorized but unissued shares of preferred stock.

11. Remedies, Characterizations, Other Obligation, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holders right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designation.

12. Specific Shall Not Limit General. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by its Executive Vice President/Chief Financial Officer as of this 26 day of October 2010.

OmniComm Systems. Inc.

By:	/s/ Ronald T. Linares
Ronald T. Linares
Executive Vice President/Chief Financial Officer